

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James B. Flaws
Vice Chairman & Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

  RE: Form 10-K for the fiscal year ended December 31, 2008
     Form 10-Q for the period ended March 31, 2009
      File No. 1-3247

Dear Mr. Flaws:

  We have reviewed your response letter dated June 23, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Estimates, page 39

Impairment of Assets Held for Use, page 39

2. Your response to comment 4 in your letter dated May 22, 2009 indicates that these
    precious metals are tested for impairment as part of the appropriate asset grouping
    under SFAS 144 which requires you to assess the recoverability of the carrying value
    of long-lived assets when an event of impairment occurs. Your response to comment
    3 in your letter dated May 22, 2009 also provides additional disclosures that will be
    provided in future filings regarding your testing for impairment of assets held for use,
    which includes precious metals with indefinite useful lives. Given the significance of
    the precious metals in comparison to your total property, please expand your
    disclosures to clearly state your consideration of these precious metals in your testing
    of the appropriate assets grouping for impairment under SFAS 144. Specifically, it
    should be clear what consideration is given to these precious metals in determining
    whether an event or circumstance may be indicative of impairment as well as what
    consideration is given to these precious metals in your forecast of the expected future
    net cash flows in arriving at the estimated fair value of the related asset groupings.
    Your disclosures should include the following:
    *   We note that one of the events and circumstances which may be indicative of
        impairments includes a significant decrease in the market price of an asset. Please
        disclose the types of precious metals you have recorded with indefinite useful
        lives as well as whether you consider the market price of these metals in your
        impairment assessment; and
    *   You state that the fair value of long-lived assets is determined using an "income
        approach" that starts with the forecast of all the expected future cash flows.
        Please disclose what consideration you give to the precious metals in arriving at
        the estimated fair value of your corresponding asset groups. You should discuss
        any significant estimates and assumptions you make regarding these metals in
        your estimated fair value, including any assumptions regarding the length of time
        they will be used or the potential sale of the metals.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

3. You state that manufacturing equipment includes certain components of production
    equipment that are coated with or constructed of precious metals and that these metals
    have an indefinite useful life because they will be returned to their elemental state and
    reused or sold. Please help us further understand how you determined that it is

appropriate to account for these precious metals as assets with indefinite useful lives rather than part of the salvage value of your production equipment. In this regard we note that depreciation should be based on the cost of the asset reduced by its estimated salvage value, with the salvage value based on price levels in effect when the asset is acquired and then periodically reviewed and revised to recognize downward changes in value. In addition, based on the nature of the precious metals, please help us understand how there is no loss in value as these metals are used in the manufacturing process.

4. Please tell us supplementally whether there have been any instances in which you have sold these precious metals. If so, please tell us when the metals were sold as well as the corresponding sales prices and carrying values of the metals sold. Please also tell us whether you have reused these precious metals in the past. If so, please tell when they were reused in new production equipment and the corresponding carrying values of the amounts that were reused. In this regard, please tell us the average time between the removal of the precious materials from the old production equipment and the placement of the precious metals into service in the new production equipment.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

5. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief